FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding approval obtained on coal - fired
air-cooling power generation project of Zuoquan Power Plant, made by Huaneng Power International, Inc. (the “Registrant”) on October 28, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
APPROVAL OBTAINED ON COAL - FIRED
AIR - COOLING POWER GENERATION PROJECT
OF ZUOQUAN POWER PLANT

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Huaneng Power International, Inc. (the “Company”) announced that the project of two 600MW domestic supercritical coal-fired air-cooling generation units (the “Project”) of Shanxi Huaneng Zuoquan Power Plant (in which the Company holds 80% interests) was recently approved by the National Development and Reform Commission.

The Project will install electrostatic precipitators, desulphurisation, denitrification and on-line flue-gas ongoing monitoring system. Emission indices at the power plant will meet the State’s prescribed requirements on environmental protection.

The total investment amount of the Project is estimated to be approximately RMB5.09 billion, of which 20% is equity capital which is to be contributed by the Company and Shanxi International Electricity Group Limited Company according to the capital contribution ratio of 80% and 20%, respectively. The remaining investment will be funded by bank loans.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
28 October 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    October 28, 2011